SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 11, 2025

List of Materials

Documents attached hereto:

[Translation of the Share Buyback Report for the period from August 1, 2025 to August 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 11, 2025]

[This is a translation of the Share Buyback Report for the period from August 1, 2025 to August 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 11, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of August 31, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

August 1

August 4

August 5

August 6

August 7

August 8

August 12

August 13

August 14

August 15

August 18

August 19

August 20

August 21

August 22

August 25

August 26

August 27

August 28

August 29

		642,400 478,700 477,400 568,800 1,709,900 1,759,300 1,102,600 989,700 775,700 890,500 833,500 497,200 540,200 471,300 616,000 425,400 675,500 456,100 665,800 575,600

2,366,770,294

1,721,230,905

1,738,194,876

2,100,032,977

6,568,864,180

7,082,643,246

4,435,692,982

4,099,877,677

3,155,943,594

3,768,577,388

3,504,191,781

2,077,765,686

2,238,870,190

1,936,777,186

2,588,886,300

1,784,277,213

2,772,922,974

1,866,683,297

2,747,047,989

2,350,860,972

Total	—	15,151,600	60,906,111,707
Total number of shares repurchased as of the end of the reporting month	45,562,200		174,069,904,794
Progress of the repurchase (%)	45.56		69.63

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of August 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) August 1 August 7 August 8 August 12 August 13 August 18 August 19 August 20 August 21 August 22 August 25 August 26 August 27 August 28 August 29	18,000 3,000 225,500 321,000 971,000 1,125,500 387,000 81,000 31,500 1,054,000 110,500 82,000 9,500 30,000 14,500	50,032,980 8,338,830 626,802,055 892,254,810 2,699,001,310 3,128,451,055 1,075,709,070 225,148,410 87,557,715 2,929,708,940 307,146,905 227,928,020 26,406,295 83,388,300 40,304,345
Total	—	4,464,000	12,408,179,040
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) August 1	375,585	1,043,979,822
Total	—	375,585	1,043,979,822
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	4,839,585		13,452,158,862

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of August 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	167,155,735

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